Exhibit 97

PARAMOUNT GLOBAL

Clawback Policy
(Adopted July 24, 2023)

The Compensation Committee of the Board of Directors (the “Committee”) of Paramount Global (the “Company”) has adopted this Clawback Policy (the “Policy”) to enable the Company to recover certain incentive-based compensation in the event of an Accounting Restatement (as defined below). This Policy is intended to comply with, and will be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Nasdaq Listing Rule 5608 (the “Listing Standards”).

1.Administration.

The Policy shall be administered, interpreted and construed by the Committee in a manner consistent with Rule 10D-1 and the Listing Standards. Any determinations made by the Committee shall be final and binding on the Company and all affected individuals, including Covered Executives (as defined below), and need not be uniform with respect to each Covered Executive. The Committee may authorize and empower any officer or other employee of the Company to take any and all actions necessary or appropriate to carry out the purposes and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

2.Definitions.

a.“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

b.“Accounting Restatement Date” means the earlier to occur of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

c.“Applicable Period” means the three completed fiscal years immediately preceding the Accounting Restatement Date, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year).

d.“Board” means the Board of Directors of the Company.

e.“Covered Executive” means (i) Executive Officers and (ii) any other executives who comprise the Company’s senior leadership team, as designated in writing from time to time by the Company’s Chief Executive Officer (each such member described in clause (ii), an “SLT Executive”).

f.“Effective Date” has the meaning in Section 8.

g.“Erroneously Awarded Compensation” has the meaning in Section 4.

h.“Executive Officer” means, for purposes of this Policy only, the “officers” of the Company for purposes of Section 16 of the Exchange Act, and Rule 16a-1(f) promulgated thereunder, as determined by the Board from time to time.

i.“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): Company stock price; total shareholder return (“TSR”); revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization; funds from operations and adjusted funds from operations; liquidity measures (e.g., free cash flow, working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); revenue per user, or average revenue per user, where revenue is subject to an Accounting Restatement; cost per employee, where cost is subject to an Accounting Restatement; any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an Accounting Restatement; and tax basis income. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

j.“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation shall specifically exclude restricted share units and stock option awards subject only to time-based vesting conditions, unless otherwise determined by applicable law.

k.“Received” means, with respect to Incentive-Based Compensation, actual or deemed receipt. For purposes of this Policy, Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period. Incentive-Based Compensation that is subject to both a Financial Reporting Measure vesting condition and a time-based vesting condition shall be deemed Received when the relevant Financial Reporting Measure is achieved, even if the Incentive-Based Compensation continues to be subject to the time-based vesting condition.

l.“SEC” means the Securities and Exchange Commission.

3.Covered Compensation.

This Policy applies to all Incentive-Based Compensation Received by a person after beginning service as a Covered Executive if that person served as a Covered Executive (a) at any time during the performance period for such Incentive-Based Compensation and (b) while the Company had a class of securities listed on a national securities exchange or a national securities association. This Policy shall apply to any Incentive-Based Compensation Received by Covered Executives on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or payable to Covered Executives prior to or on the Effective Date. This Policy shall not apply to any Incentive-Based Compensation Received by Covered Executives prior to the Effective Date.

4.Erroneously Awarded Compensation; Amount Subject to Recovery.

The amount to be recovered under this Policy shall be the excess of the Incentive-Based Compensation Received by the Covered Executive over the amount of Incentive-Based Compensation that would have been Received had it been determined based on the restated amounts in the relevant Accounting Restatement, computed without regard to any taxes paid or payable by the applicable Covered Executive (“Erroneously Awarded Compensation”).

With respect to any compensation plans or programs that take into account Incentive-Based Compensation, the amount of Erroneously Awarded Compensation includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.

For Incentive-Based Compensation based on stock price or TSR, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (a) the amount of Erroneously Awarded Compensation must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was Received; and (b) the Company must maintain documentation of the determination of that reasonable estimate and, for Executive Officers, provide such documentation to Nasdaq in accordance with the Listing Standards and Rule 10D-1.

5.Required Recovery.

In the event of an Accounting Restatement, the Company must reasonably promptly recover the Erroneously Awarded Compensation Received by a Covered Executive during the Applicable Period.

The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Committee has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

a.The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation and, with respect to Executive Officers, document such reasonable attempt(s) to recover and provide such documentation to Nasdaq in accordance with the Listing Standards and Rule 10D-1;

b.Recovery under this Policy from an SLT Executive would violate applicable law or incur significant Company expenses and the Committee determines, in its discretion, not to enforce (in whole or in part) this Policy against such SLT Executive; or

c.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

6.Method of Recoupment.

The Committee shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include, without limitation: (a) seeking reimbursement of all or part of any cash or equity-based award; (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid; (c) cancelling or offsetting against any planned future cash or equity-based awards; (d) forfeiture of deferred compensation; and (e) any other method authorized by applicable law or contract, in each case whether approved, awarded, granted or payable to the Covered Executive prior to, on or after the Effective Date. In all cases, the method of recoupment shall be subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder.

7.Prohibition on Indemnification.

Notwithstanding the terms of any indemnification or insurance policy, the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executive for (a) the loss of any Erroneously Awarded Compensation, (b) expenses in connection with any unsuccessful actions brought by a Covered Executive with respect to enforcement of this Policy or any payment recovered hereunder, or (c) the cost of third-party insurance purchased by any Covered Executives to fund potential clawback obligations under this Policy. To the extent any expenses are advanced to a Covered Executive in any action related to recoupment under this Policy, prior to the payment of such expenses, the Covered Executive shall be required to submit an undertaking to repay all or a portion of such amount if the Covered Executive is not the prevailing party in such action to the extent the Company determines necessary to comply with Rule 10D-1 and the Listing Standards.

8.Effective Date.

This Policy shall be effective as of October 2, 2023, which is the effective date of the Listing Standards (the “Effective Date”).

9.Acknowledgement.

Each Covered Executive shall sign and return to the Company, within 60 calendar days following the later of (i) the Effective Date or (ii) the date the individual becomes a Covered Executive, the Acknowledgement Form attached hereto as Exhibit A, pursuant to which the Covered Executive acknowledges and agrees to be bound by, and to comply with, the terms and conditions of this Policy.

10.Severability.

The provisions in this Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision shall be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

11.Amendment; Termination.

The Committee may amend this Policy from time to time in its sole and absolute discretion and shall amend this Policy as it deems necessary to comply with the rules of any national securities exchange on which the Company’s securities are listed, any federal securities laws or SEC rules. Subject to compliance with applicable law and the listing standards of the national securities exchange on which the Company is then listed, the Committee may terminate this Policy at any time.

12.Other Recovery Rights; Company Claims.

The Committee intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement or similar agreement and any other legal remedies available to the Company. Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its subsidiaries may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive, provided, however, that there shall be no duplicative recoupment of the same Erroneously Awarded Compensation under more than one policy, plan, award or agreement.

13.Successors.

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

14.Governing Law; Venue.

This Policy and all rights and obligations hereunder are governed by and construed in accordance with the laws of the State of New York, excluding any choice of law rules or principles that may direct the application of the laws of another jurisdiction. All actions arising out of or relating to this Policy shall be heard and determined exclusively in the state or federal courts located in the City of New York, Borough of Manhattan.

Exhibit A

Clawback Policy Acknowledgment
I, the undersigned, agree and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of the Paramount Global Clawback Policy (as may be amended, restated, supplemented or otherwise modified from time to time, the “Policy”) as a Covered Executive under the Policy. No terms of any employment agreement to which I am a party, nor of any compensation plan, program or agreement under which any compensation has been approved, awarded, granted, payable or paid to me, will limit any claim or legal remedies under, or enforcement of, the Policy, provided that there will be no duplicative recoupment of the same Erroneously Awarded Compensation (as defined in the Policy) under more than one policy, plan, award or agreement. In the event it is determined by the Committee that any such amounts must be forfeited or reimbursed to the Company in accordance with the Policy, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. Any capitalized terms used in this Acknowledgment without definition shall have the meaning set forth in the Policy.

By:

Name:	Date
Title: